Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty-eight cents ($0.48) Canadian per share on the issued and outstanding Common shares payable on April 3, 2017 to holders of record at the close of business on March 10, 2017.

By order of the Board

Monique Mercier

EVP – Corporate Affairs, Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

February 8, 2017

Contact: Investor Relations

1-800-667-4871

ir@telus.com